February 8, 2011

Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC  20549

Re:         Your Letter Dated January 25, 2011 (the “Comment Letter”)

Regarding Bally Technologies, Inc.’s Form 10-K for the

Fiscal Year Ended June 30, 2010 (“2010 Form 10-K”)

Dear Mr. Krikorian:

Bally Technologies, Inc. (the “Company”, “we” or “our”) takes very seriously its responsibilities regarding the accuracy and completeness of the disclosures contained in its public filings. The Company appreciates the Staff’s comments as well as the opportunity this process provides to improve the content of the Company’s public filings.

We confirm that we are responsible for the adequacy and accuracy of the disclosures in our filings. Furthermore, we acknowledge that (i) neither your comments nor changes in disclosure in response to your comments preclude the Securities and Exchange Commission (the “Commission” or the “SEC”) from taking any action with respect to the filing, and (ii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with Staff’s comments presented in bold italicized text. In response to the Comment Letter the Company offers the following responses:

Form 10-K for the Fiscal-Year Ended June 30, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 32

1.               In response to comment 4 from our letter dated April 30, 2009, you indicated that, in your future filings, you would describe trends or uncertainties that have had, or that are reasonably expected to have, a materially favorable or unfavorable impact on net revenues or income from continuing operations. Tell us what consideration you gave to discussing any known impact related to the following:

•                  We note from page 36 that the number of new gaming devices has been declining. Consider any ongoing impact on each of your revenue streams; and

•                  We note from your disclosure on page 41 and elsewhere that deferred revenue has declined as a result of your revenue recognition policy. Consider any ongoing impact from these declines not being offset by additions to deferred revenue during the period.

Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response:

We note the Staff’s comment, and in response thereto, respectfully note that in response to the Staff’s letter dated April 30, 2009 beginning with our Form 10-Q for the quarterly period ended March 31, 2009 and including our 2010 Form 10-K we enhanced our “Business Overview” discussion in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our quarterly and annual reports. For example, on page 32 of the 2010 Form 10-K, we identified a number of trends and uncertainties with respect to the impact of the economic environment on the gaming sector and its impact on our overall operating results. Specifically, we stated

“We are currently operating in a challenging economic environment. The combination of economic uncertainty, lower demand for replacement products and reduced opportunities from new or expanded markets has negatively impacted our consolidated results. The gaming sector was and continues to be negatively impacted by lower consumer spending and limited resources available to fund capital projects.”

In response to the Staff’s specific comment regarding sales of new gaming devices, we respectfully note the number of gaming devices sold has a direct correlation to our gaming equipment revenues; however, it does not impact our other revenue streams.

Therefore, we typically limit the discussion of trends in gaming device sales to our discussions of gaming equipment revenues. We refer the Staff to page 33 of our 2010 Form 10-K, where we discussed the impact of the declining number of new gaming devices on our game equipment revenue stream as follows:

“The replacement cycle for gaming machines in North America continues to be sluggish, but we are cautiously optimistic that gaming operator’s replacement game buying demand will begin to improve in the latter half of fiscal 2011.”

With respect to the Staff’s comment regarding deferred revenues, and in response thereto, we respectfully note that we believe we have discussed future trends in our revenue recognition policy. Specifically, on page 47 of our 2010 Form 10-K, we disclosed the effects of our adoption of new accounting guidance, as follows,

“The impact on future periods is dependent upon the prevalence of multiple deliverable arrangements whereby a combination of gaming devices, hardware, software, maintenance and product support fees and consulting services are sold under one arrangement and the software license is time-based. Under the new guidance, revenue from non-software elements delivered under such multiple deliverable arrangements will no longer be deferred if VSOE of fair value does not exist for an undelivered element. Rather, the revenue allocated to the non-software elements using the relative selling price method would be recognized upon delivery and customer acceptance, and only the revenue allocated to the software elements will be deferred and recognized over the term of the time-based license.”

Deferred revenue resulting from such multiple deliverable arrangements in future periods is not quantifiable, and as such the impact of changes in deferred revenue balances from period to period is unknown.

Financing Condition and Liquidity

Working Capital, page 41

2.                                       We note that there was a significant increase in the receivable balances in fiscal 2010. Tell us what consideration you gave to including more discussion and analysis of the changes and any known trends or uncertainties, such as a discussion of the nature and composition of the receivable balances, including related payment terms, and an analysis of the changes in the days-sales-outstanding ratios between the periods. Refer to Section IV.B.1 of SEC Release 33-8350.   Response:

We note the Staff’s comment, and in response thereto, respectfully note we believe we have considered Section IV.B.1 of SEC Release 33-8350 in our disclosure.  For example, the guidance discusses that if working capital increases are driven principally by an increase in accounts receivable that is attributable not to an increase in sales, but rather to a revised credit policy resulting in an extended payment period for customers, this fact should be addressed in the Management’s Discussion and Analysis of Financial Condition and Results of Operations.  On page 34 of our 2010 Form 10-K we disclosed that:

“Cash flows from operating activities from continuing operations in the current year were negatively impacted primarily by increases in accounts and notes receivable as we have continued to provide a greater amount of installment sales and extended payment terms to select customers, when compared to the same period last year.”

When read in context with our disclosure on page 32 regarding our general trend of providing extended payment terms,(1) we believe we properly disclose the requisite information.

Regarding the Staff’s comment as to what consideration we gave to including more discussion and analysis regarding the nature and composition of the receivable balances, including related payment terms, we note that on page F-11 of our 2010 Form 10-K, we disclosed, “The Company grants customers credit terms for periods of 30 to 120 days or may grant extended credit terms to some customers for periods up to three years, with interest at prevailing rates, which are generally collateralized by the related equipment sold, although the value of such equipment, if repossessed, may be less than the receivable balance outstanding. The Company also provides development financing loans to select customers to assist in funding new or expanding gaming opportunities, generally under terms of three to five years with interest recognized at prevailing rates.”

In consideration of Section IV.B.1 of SEC Release 33-8350 we disclosed on page 32 of the 2010 Form 10-K, the following:

“As a result of the challenging economic environment, we have provided a greater amount of payment terms for periods up to one year, and in some cases for terms up to three years, to select customers. We expect to continue to extend credit for longer terms in fiscal year 2011.”

Further, on page 34 of the 2010 Form 10-K, we disclosed:

“Cash flows from operating activities from continuing operations in the current year were negatively impacted primarily by increases in accounts and notes receivable as we have continued to provide a greater amount of installment sales and extended payment terms to select customers, when compared to the same period last year.”

(1)          We state on page 32 of the 2010 10-K that:  “As a result of the challenging economic environment, we have provided a greater amount of payment terms for periods up to one year, and in some cases for terms up to three years, to select customers. We expect to continue to extended credit for longer terms in fiscal year 2011.”

We also note that we will include more discussion on the nature and composition of our  financing receivable balances in future quarterly and annual filings commencing with our Form 10-Q for the quarterly period ended December 31, 2010 as a result of the adoption of new disclosure requirements under ASU 2010-20, Disclosures About the Credit Quality of Financing Receivables.

We also acknowledge that we have not disclosed an analysis of the changes in the days-sales-outstanding ratios between the periods.  In response to the Staff’s comment we confirm that we will include an analysis within our Business Overview section of future quarterly and annual filings detailing the changes in days-sales-outstanding ratios between the periods commencing with our Form 10-Q for the quarterly period ended December 31, 2010.

Financial Statements and Financial Statement Schedule

Consolidated Statement of Cash Flows, page F-1

3.                                       Please describe the nature of the investing cash outflow related to financing arrangements with customers. Explain the classification as an investing activity, with reference to authoritative literature relied upon.

Response:

We note the Staff’s comment, and in response thereto, respectfully note that the investing cash outflow related to financing arrangements with customers relates to our development financing loans described on page F-11 of the 2010 Form 10-K as follows:

“The Company also provides development financing loans to select customers to assist in funding new or expanding gaming opportunities, generally under terms of three to five years with interest recognized at prevailing rates. Certain agreements may also include provisions for the facility to reserve a percentage of its total gaming footprint for the placement of the Company’s gaming devices.”

Development financing loans are not utilized by customers to purchase products from the Company. We have classified these loans as investing activities in our Consolidated Statement of Cash Flows in accordance with the guidance in ASC 230-45-13, which states: “cash outflows for investing activities include disbursements for loans made by the entity.” Repayment of development financing loans will be reported gross as investing activities in our Consolidated Statement of Cash Flows. We note that this presentation differs from our classification of customer financing activities related to the sale of products, which are classified in our Consolidated Statement of Cash Flows as operating activities. As noted in ASC 230, cash flows from operating activities are generally “the cash effects of transactions and other events that enter into the determination of net income.”

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-14

4.                                       You indicate that upon adoption on July 1, 2009, of the new accounting guidance related to revenue recognition, revenue for software deliverables continue to be recognized under the software revenue recognition guidance. Please describe the nature of your software deliverables. In this regard, we note from your discussion on pages 2 and 3 that your gaming devices include an operating system, or gaming platform, and game content and that you provide software maintenance. Explain how you applied the scope exceptions in ASC paragraphs 985-605-15-4 and 15-4A. In this regard, explain why the software deliverables are not considered to function together with the non-software deliverables to deliver the tangible product’s essential functionality. Note that there is a rebuttable presumption that software elements are essential if sales of the tangible product without the software elements are infrequent.

Response:

Our software deliverables can be generally broken down into two groups, the software used in gaming machines (“Gaming Equipment Software”) and the software used in casino enterprise systems (“Systems Software”).  Gaming Equipment Software can be further categorized into the game content software and the operating system software.  The game content software is the program that runs the actual game or games played on the device.  The operating system software is not sold separately and, like that on a personal computer, is the software that regulates the ways the game software work with the game cabinet hardware and generally is an intermediary between application programs, the game content and the game cabinet hardware.  A gaming device cannot function without each piece of Gaming Equipment Software.  Systems Software consists of programs that help management more effectively run their business with marketing, data management and analysis, accounting, player tracking and security features.  We also provide software maintenance services to our customers.

We note the Staff’s comment, and in response thereto, respectfully note that the Company applied the scope exceptions in ASC paragraphs 985-605-15-4 and 15-4A in the new accounting guidance for the sale of Gaming Equipment Software.  The scope exceptions provide that the guidance does not apply if, among other things, the “software components of tangible products that are sold, licensed, or leased with tangible products when the software components and nonsoftware components of the tangible product function together to deliver the tangible product’s essential functionality.”  Based on consideration of the factors described in ASC paragraphs 985-605-15-4A, our devices include Gaming Equipment Software that, as described above, functions together with the tangible product (the game cabinet hardware) to deliver the product’s essential functionality.

In applying the new guidance to our Systems Software transactions, we determined that such transactions include software deliverables that do not meet the scope exception in ASC paragraphs 985-605-15-4 because arrangements include software and hardware elements that do not function together to deliver a tangible product’s essential functionality.  With respect to the Staff’s comment regarding software deliverables accounted for under the software revenue recognition guidance, we confirm that we will clarify our Revenue Recognition footnote in our future quarterly and annual filings.  Specifically, were  we to have included such disclosure in  our Revenue Recognition footnote on page F-16 of the 2010 Form 10-K, it would have appeared as follows (original disclosure in quotes with proposed exemplary supplemental disclosure in underlined text):

“Revenue for the software deliverables related to systems-based software continues to be recognized under the software revenue recognition guidance, while revenue for the nonsoftware deliverables, such as gaming devices, which include software components that function together with the devices to deliver their essential functionality, and other hardware, are no longer accounted for under the software revenue recognition guidance.”

5.             Explain how you allocate the arrangement fee to the separate deliverables for each similar type of multiple-element arrangement. Clarify how you use a combination of VSOE and ESP for each particular deliverable. For example, explain why it is appropriate to use this method for system-based hardware.

Response:

We note the Staff’s comment, and in response thereto, respectfully note that we utilize the hierarchy required under Topic 605 to allocate the arrangement fee to the separate deliverables under multiple-element arrangements.  Specifically, in the event we do not have VSOE or TPE, we then utilize ESP for each deliverable under such arrangements.  Our use of the word ‘combination’ in our Revenue Recognition footnote was intended to acknowledge that we use both VSOE and ESP in allocating the arrangement fee; but in all cases, following the hierarchy required under Topic 605.  We will clarify this point in our discussion of accounting policies in our notes to our financial statements included in future quarterly and annual reports commencing with our Form 10-Q for the quarterly period ended December 31, 2010 as follows:

“In allocating the arrangement fees to separate deliverables in accordance with the relative selling price method, the Company used VSOE of selling price and ESP for gaming devices, maintenance and product support fees for perpetual licenses and professional services; VSOE and ESP for system-based hardware products; and ESP for software products and maintenance and product support fees on time-based licenses. ESP is determined based upon the Company’s normal pricing and discounting practices. VSOE of selling price is measured based on the price for each deliverable when it is sold separately. VSOE of selling price for software maintenance and product support fees sold with perpetual licenses are measured by the contractual renewal rate offered to the customer.”

6.             We note from your disclosures throughout your filing that you may grant extended credit terms, provide financing loans to customers, have a significant amount of receivables from foreign sales, and have extended the terms of customer deposits. Explain the impact on revenue recognition and your ability to meet the fixed or determinable fee and collectability criteria for these types of arrangements. Tell us what consideration you gave to disclosing your related policy. In addition, consider including a discussion of the judgments involved in your Critical Accounting Policies discussion on page 45.

Response:

We note the Staff’s comment, and in response thereto, respectfully note that financing loans to customers as described in our response to the Staff’s comment #3 are not related to revenue activities.

Regarding the Staff’s comment concerning extending the terms of customer deposits, we note on page 41of the 2010 Form 10-K that we included the following in discussing changes in our working capital: “reclassification of certain deposits to long-term due to the extension of terms.”  We note that this comment does not relate to customer deposits held by the Company, but rather relates to the impact of a change in classification, from current to long-term assets, for a Company deposit associated with our performance under a customer arrangement.

With respect to the staff’s comment regarding our granting of extended credit terms, we utilize extended payment term arrangements in the form of installments sales primarily associated with the sale of gaming devices. In our evaluation as to whether such arrangements contain fees that are fixed and determinable, we routinely analyze our domestic and foreign collection history on such arrangements, we monitor the existence of concessions and we evaluate the risk of technological obsolescence of the gaming devices. We also evaluate creditworthiness of the customer at the time of each transaction in assessing the probability of collection. As a result of such analysis, substantially all of our extended payment term arrangements qualify for revenue recognition at the time of sale because of our history of collecting all amounts due under such arrangements, the lack of concessions under such arrangements and the low risk of technological obsolescence as our product life has significantly exceeded the payment terms.

To enhance our disclosures related to our consideration of the impact of extended payment terms on revenue recognition, we will supplement our footnote disclosure and Critical Accounting Policies in future quarterly and annual reports to include additional information related to the basis for our judgment with respect to our determination that revenue recognized on extended payment term arrangements are fixed and determinable.

Recently adopted accounting pronouncements, page F-17

7.                                       Tell us what consideration you gave to disclosing the impact, if any, of applying the new revenue recognition guidance on deferred costs of revenue. Identify the nature of the non-software elements delivered under certain multiple-element arrangements for which revenue is no longer deferred and tell us whether any deferred cost of revenue relates to these elements. We note from your disclosure on page F-12 that deferred cost of revenue consists of the direct costs associated with the manufacture of gaming equipment and systems products for which revenue has been deferred.

Response:

We note the Staff’s comment, and in response thereto, respectfully note that we utilized the prospective method of application for the new revenue recognition guidance, effective July 1, 2009.  In considering the required disclosures related to the impact of adopting the new guidance, we referred to the transition requirements in ASC 605-25-65-1. The transition guidance requires both qualitative and quantitative disclosure related to the prospective adoption of the new standard.

In addition to disclosing qualitative information, we supplemented our disclosure with quantitative information following the objective stated in the guidance, which is to enable users to understand the effect of the change in accounting principle.   In applying the transitional guidance, we considered the examples included in the guidance noting all such examples focus on the impact of the prospective change to revenue.  However, we also included reference to the impact of the new accounting guidance on deferred revenue and deferred cost of revenue in addressing the change in our working capital on page 41 of our 2010 Form 10-K, as follows:

“a decrease of $15.2 million in current deferred revenue, partially offset by a $7.3 million decrease in current deferred cost of revenue, due to the recognition of previously deferred sales and related costs in accordance with our revenue recognition policy.”

*  *  *  *  *

We hope this response has addressed all of the Staff’s concerns relating to the Comment Letter. Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Very truly yours,

BALLY TECHNOLOGIES, INC.

By:	/s/Neil Davidson
Neil Davidson
Senior Vice President, Chief Financial Officer and Treasurer
Bally Technologies, Inc.

Cc:	Richard M. Haddrill
Chief Executive Officer
Bally Technologies, Inc.

Robert L. Guido
Chairman of the Audit Committee
Bally Technologies, Inc.